Exhibit (11a)

April 13, 2017

Putnam Tax Exempt Income Fund
One Post Office Square
Boston, Massachusetts 02109

Ladies and Gentlemen:

We have acted as counsel to Putnam Tax Exempt Income Fund in connection with the Registration Statement of Putnam Tax Exempt Income Fund on Form N-14 (the “Registration Statement”), under the Securities Act of 1933, as amended, relating to the proposed combination of Putnam Tax Exempt Income Fund with Putnam Arizona Tax Exempt Income Fund, and the issuance of shares of Putnam Tax Exempt Income Fund in connection therewith (the “Shares”), all in accordance with the terms of the Agreement and Plan of Reorganization between Putnam Tax Exempt Income Fund and Putnam Arizona Tax Exempt Income Fund (the “Agreement”).

We have examined Putnam Tax Exempt Income Fund’s Amended and Restated Agreement and Declaration of Trust on file in the office of the Secretary of The Commonwealth of Massachusetts (the “Agreement and Declaration of Trust”), as well as Putnam Tax Exempt Income Fund’s Amended and Restated Bylaws, as amended, and are familiar with the actions taken by the Trustees in connection with the issuance and sale of the Shares. We have also examined such other documents and records as we have deemed necessary for the purposes of this opinion.

Based upon the foregoing, we are of the opinion that:

1. Putnam Tax Exempt Income Fund is a duly established and validly existing unincorporated voluntary association with transferable shares of beneficial interest under the laws of The Commonwealth of Massachusetts and is authorized to issue an unlimited number of its shares of beneficial interest.

2. The Shares have been duly authorized and, when issued in accordance with the Agreement, will be validly issued, fully paid, and nonassessable by Putnam Tax Exempt Income Fund.

The foregoing opinions are limited to matters arising under the laws of The Commonwealth of Massachusetts.

Putnam Tax Exempt Income Fund is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for Putnam Tax Exempt Income Fund’s obligations. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of Putnam Tax Exempt Income Fund and requires that notice of such disclaimer be given in each note, bond, contract, instrument, certificate, or undertaking entered into or executed by Putnam Tax Exempt Income Fund or the Trustees. The Agreement and Declaration of Trust provides for indemnification out of the property of Putnam Tax Exempt Income Fund for all loss and expense of any shareholder held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which Putnam Tax Exempt Income Fund itself would be unable to meet its obligations.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to Ropes & Gray LLP in the statement of additional information constituting a part thereof.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP